May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Jane Park

Re:	Chemomab Therapeutics Ltd.
Registration Statement on Form S-3
Filed April 30, 2021
File No. 333-255658

Acceleration Request

Requested Date: May 17, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-255658) (the “Registration Statement”), to become effective on May 17, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so confirm that event with our outside counsel, Mr. David S. Glatt of Meitar | Law Offices, by email at dglatt@meitar.com. The Company hereby authorizes Mr. Glatt to orally modify or withdraw this request for acceleration.

[Signature page follows]

Very truly yours,

Chemomab Therapeutics Ltd.

By:	/s/ Sigal Fattal

Sigal Fattal
Chief Financial Officer

cc:	Sigal Fattal, Chemomab Therapeutics Ltd.
David S. Glatt, Adv., Meitar | Law Offices